UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-35126

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 5.1, Exhibit 8.1, Exhibit 8.2, Exhibit 23.2 and Exhibit 23.3 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of 21Vianet Group, Inc. (File No. 333-240044), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit 5.1 —  Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A ordinary shares

Exhibit 8.1 —  Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters  (included in Exhibit 5.1)

Exhibit 8.2 —  Opinion of Han Kun Law Offices regarding certain PRC tax matters

Exhibit 23.2 — Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

Exhibit 23.3 — Consent of Han Kun Law Offices (included Exhibit 8.2)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By	:	/s/ Sharon Xiao Liu
Name	:	Sharon Xiao Liu
Title	:	Chief Financial Officer

Date: August 5, 2020

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